SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: June 1st, 2005, for the month of May, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

06.05.05 09:56 TEL SHARE BUYBACK AGREEMENT other announcements ☐ 133K

Telenor has entered into a new agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buyback. The agreement is a renewal of the agreement entered into between the parties 26 March 2004 and which expires 20 May 2005.

The agreement assumes that the general meeting on 20 May 2005, authorises Telenor`s Board of Directors to buyback own shares. The Kingdom of Norway is committed to vote in favour of such authorisation. The Kingdom of Norway is committed to participate in a buyback on a proportionate basis by way of cancelling a proportionate number of its shares at the subsequent General Meeting. The Kingdom of Norway`s ownership percentage in Telenor will thus remain unaffected. The agreement states that upon a share buyback by Telenor, the subsequent General Meeting will be invited to approve cancellation of the buyback shares. The Kingdom of Norway is committed to vote in favour of such a cancellation. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR + 1 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation. The agreement expires at the date of the General Meeting in 2006.The agreement will be annulled if Telenor uses own shares to other purposes than cancellation, and/or in order to fulfil obligations relating to option programs for managers and key employees and/or to share programs for employees.

10.05.05 09:08 TEL SHARE OPTION PROGRAMME share capital changes

Telenor ASA has made a private placing of a total of 86,334 shares in connection with its share option programmes of 2002, 2003 and 2004 for managers and key personnel. The share issuance has increased the share capital with NOK 518,004. The number of outstanding shares subsequent to the share issue is 1,750,434,718.

23.05.05 08:06 TEL ANNUAL GENERAL MEETING general meeting information ☐ 139K

The Annual General Meeting of Telenor ASA was held today, Friday 20 May 2005, at Fornebu. All proposals on the agenda were adopted, cf. notice of the Annual General Meeting that was sent to Oslo Stock Exchange on 27 April 2005.

The Annual General Meeting (AGM) of Telenor ASA has today approved the financial statements and annual report of Telenor ASA and the Group for 2004 and the Board`s proposal of a dividend of NOK1.50 per share. The dividend will be paid on 6 June 2005 to shareholders registered as holding shares on the date of the AGM. As of 23 May 2005, the Telenor share will be traded exclusive of dividend.

Capital reduction
The AGM has decided to implement a capital reduction of a total of NOK 263,186,550, partly by canceling 20,191,700 own shares and by redeeming 23,672,725 shares held by the Kingdom of Norway through the Ministry of Trade and Industry against payment of an amount of NOK 1,184,955,459 to The Kingdom of Norway through the Ministry of Trade and Industry.

Purchase of own shares
The AGM has also renewed the Board`s authorisation to purchase up to 170,500,000 own shares with a nominal value of a total of NOK 1,023,000,000, which corresponds to approximately ten per cent of the Group`s share capital subsequent to the implementation of the capital reduction that was decided today. This authorisation is valid until 1 July 2006, and will replace the authorisation given by the AGM on 6 May 2004.

Election of shareholder representatives and deputy shareholder representatives to the Corporate Assembly

The AGM has, in line with the proposal of the nominating committee, elected the following members and deputies to the Corporate Assembly of Telenor ASA:

1. Jan-Erik Korssjøen
2. Randi Braathe
3. Jostein Devold
4. Rune Selmar
5. Hans Olav Karde
6. Nils-Edvard Olsen
7. Signe Marie Jore Ritterberg
8. Stener Lium
9. Hanne Harlem
10. Marianne Lie
11. Inger-Grethe Solstad, first deputy
12. Siri Pettersen Strandenæs, second deputy
13. Ingvild Nybø Holth, third deputy

The AGM has also re-elected Reier Søberg and Erik Must as two of the four members of Telenor`s nominating committee. In addition, the Annual General Meeting has approved the amended remuneration to the members of the Corporate Assembly.

23.05.05 08:06 TEL EX DIVIDEND NOK 1.50 TODAY ex date

The shares in Telenor ASA will be traded ex dividend NOK 1.50 as from today 23.05.2005

23.05.05 08:08 TEL TELENOR ACQUIRES BREDBANDSBOLAGET AND CYBERCITY avtaler ☐ 102K

Telenor has signed agreements with the shareholders of Bredbandsbolaget in Sweden and Cybercity in Denmark to acquire the two companies for SEK 6.0 billion and DKK 1.4 billion respectively. The acquisitions of Bredbandsbolaget and Cybercity strengthen Telenor`s existing Nordic operations, and give Telenor a strong position in the fast growing Nordic broadband and datacom market, said Morten Karlsen Sørby, Executive Vice President in Telenor.

Telenor will benefit from synergies when utilizing the backbone network capacities in each country. Future cost savings between the acquired companies and existing Telenor operations in Sweden (Telenor AB) and Denmark (SONOFON AS) adds up to NOK 2.5 billion (net present value).

Bredbandsbolaget is the second largest provider of broadband services in Sweden with 335,000 customers, representing a 24 per cent market share. Operating an all- IP fiber and DSL network, Bredbandsbolaget is synonymous with high-speed broadband. The company launched Voice-over- IP in 2003, and serves 80,000 voice customers today. Bredbandsbolaget recently launched IP-TV services, thus offering full triple-play. The purchase price for Bredbandsbolaget (including debt) is SEK 6,033 million.

Cybercity has consistently improved its position as the third largest Danish supplier of broadband services. Cybercity has 90,000 customers and 8 per cent market share. Covering 70 per cent of Denmark with its own DSL infrastructure, the company focuses on the high-end residential, home office and SME segments. Cybercity is known for its high quality solutions and excellent customer service. The purchase price for Cybercity is DKK 1,385 million in cash on a debt-free basis.

Commenting on the transactions, Morten Karlsen Sørby, Executive Vice President in Telenor, said: Bredbandsbolaget and Cybercity are both well-run companies, and they improve Telenor`s offering to both business and residential customers in the Nordic region. The companies add scale and offer substantial synergy to our Nordic operations. Broadband is an important distribution channel for future voice and content services, and we are well positioned for the high broadband growth in the Nordic region.

Bredbandsbolaget and Cybercity will continue to operate under their current brands. Both acquisitions are expected to be completed during June 2005, subject to approval from the Swedish and Danish competition authorities, respectively.

23.05.05 08:09 TEL BREDBANDSBOLAGET FINANCIALS other announcements ☐ 18K

Attached is the P&L and balance sheet for Bredbandsbolaget

	All figures proforma
	including Bostream
MSEK	2002PF	2003PF	2004PF	Q1 2005
Revenues	446	761	1197	349
Ethernet LAN	217	323	388
DSL	183	331	572
SME	18	32	90
VoIP	28	75	147
Variable costs	-235	-336	-586
Gross profit	211	425	611
Gross margin %	47%	56%	51%
Operating costs	-432	-485	-388
Network costs	-267	-242	-268
Overhead costs	-165	-243	-119
EBITDA	-221	-60	223	107
EBITDA margin %	n.a	n.a.	19%	31%
Depreciation	-423	-401	-360
Amortisation of Goodwill	-3	-3	-79
Items affecting comparability	-457	62	-19
EBIT	-1 104	-402	-235
Financial income	183	123	4
Interest	-68	-73	-118
Tax	-2	-9	-21
Net result	-991	-361	-370

	All figures proforma
	including Bostream
MSEK	2002PF	2003PF	2004PF
Fixed Assets Goodwill	13	10	780
Other Intangible assets	63	77	85
Tangible assets	1 193	1 076	1 220
Financial fixed assets	45	32	315
Total fixed assets	1 314	1 195	2 400
Current assets Current receivables	193	242	300
Short term investments	0	2	23
Cash and bank	379	248	68
Total current assets	572	492	391

Total assets	1 886	1 687	2 791

Equity and liabilities Equity	733	424	473
Provisions	15	2	17
External loans	582	415	1 036
Shareholder loans	12	401	621
Current liabilities	544	445	644

Total equity and liabilities	1 886	1 687	2 791

23.05.05 08:38 TEL            EX DIVIDEND NOK 1.50 TODAY eks.dato

The shares in Telenor ASA will be traded ex dividend NOK 1.50 as from today, 23.05.2005.

23.05.05 08:50 TEL            PRESENTATION MATERIAL presentation material ☐ 406K

Attached is the presentation that will be used at the press conference in connection with the acquisition of Bredbandsbolaget and Cybercity.

31.05.05 09:29 TEL            SHARE BUY BACK mandatory notification of trad ☐ 132K

Telenor ASA has on May 30th, 2005 purchased 230,000 own shares at an average price of NOK 51.89 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005. After this transaction, Telenor ASA owns a total of 20,421,700 shares, of which 20,191,700 shares were decided cancelled at the Annual General Meeting May 20, 2005.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:
Name:	Torstein Moland
(sign.)
Title:	CFO

Date: 1st June, 2005